Federal Home Loan Bank of Dallas
8500 Freeport Parkway South, Suite 600
Irving, TX 75063-2547
October 4, 2011
Via Email and EDGAR
Mr. Michael Clampitt
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Federal Home Loan Bank of Dallas Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 25, 2011 File No. 0-51405
Dear Mr. Clampitt:
We thank you for your review and comments on the Federal Home Loan Bank of Dallas’s (the “Bank”) Form 10-K for the fiscal year ended December 31, 2010. Our responses to the Staff’s comment letter dated September 20, 2011 are set forth herein. For ease of reference, each of the Staff’s comments is listed by number and our response immediately follows the corresponding comment.
Form 10-K for the Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 90
Determination of Allowance for Credit Losses
1.	Please tell us and revise your future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

In determining which estimates to include as critical accounting estimates, management of the Bank followed the guidance in the SEC Proposed Rule: Disclosure in Management’s Discussion and Analysis about the Application of Critical Accounting Policies, SEC Release Nos. 33-8098/34-45907 (hereinafter referred to as the “Proposed Rule”). The Proposed Rule states that in order for an estimate to be considered a critical accounting estimate, “it must be the case that different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the company’s financial condition, changes in financial condition or results of operations.” As discussed in our Annual Report on Form 10-K for the year

Mr. Michael Clampitt, Senior Counsel
U.S. Securities and Exchange Commission
October 4, 2011

ended December 31, 2010 (the “2010 10-K”), the Bank has not acquired any mortgage loans since mid-2003 and it does not intend to acquire mortgage loans in the future. At December 31, 2010, mortgage loans totaled $207 million, which represented approximately 0.5 percent of the Bank’s total assets at that date. As a result of principal amortization and loan payoffs, the balance of the mortgage loan portfolio continues to decrease. At June 30, 2011, mortgage loans totaled $184 million. At that date, conventional loans and government guaranteed/insured loans comprised 52 percent and 48 percent of the portfolio, respectively. As of June 30, 2011, approximately 96 percent of the conventional loans were current (i.e., less than 30 days past due) and non-accrual loans totaled only $1.2 million. Charge-offs were $15,000 and $7,000 for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively. Total charge-offs for the period from January 1, 2003 through June 30, 2011 totaled only $110,000; at June 30, 2011, the Bank’s allowance for loan losses totaled $218,000. Based on these facts and circumstances, including the immateriality of the amounts involved, management does not believe that different estimates that the Bank could have reasonably used, or changes to its current estimate that are reasonably likely to occur, would have a material impact on the Bank’s financial statements. Accordingly, management does not believe that the estimate of the allowance for loan losses relating to its mortgage loan portfolio meets the definition of a critical accounting estimate. Furthermore, we believe readers of our financial statements would not benefit from the addition of a lengthy discussion of an accounting estimate that is not critical to the Bank and the inclusion of such a discussion could serve to obscure the truly critical estimates described therein.

A description of the mortgage loan portfolio is provided in Item 1 of the Bank’s 2010 10-K beginning on page 11. Additionally, the determination of the allowance for loan losses is discussed in Note 9 to the Bank’s annual financial statements in the 2010 10-K and Note 5 to the Bank’s quarterly financial statements in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (the “Second Quarter 10-Q”). As required, these footnotes include enhanced disclosures mandated by ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” We believe these footnote disclosures adequately summarize the performance of the Bank’s mortgage loan portfolio and management’s conclusions regarding the adequacy of the Bank’s allowance for loan losses. The Bank intends to continue to include these discussions in its future filings, although it may elect to limit further the annual discussion of the portfolio in Item 1 based on materiality considerations. Because the mortgage loan portfolio is not significant to the Bank’s financial condition or results of operations, management does not believe that a more detailed discussion of the mortgage loan portfolio or the computation of the related allowance for loan losses would enhance a reader’s understanding of the Bank’s financial statements.
Compensation Discussion and Analysis, page 120
2.	You state that the bank benchmarks its compensation to, in addition to the other 11 FHLBanks, a list of its peers consisting of financial service institutions with approximately $20 billion in assets. In future filings, please identify the companies that make up the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

The Bank does not benchmark its compensation to a list of specifically identified institutions with approximately $20 billion in assets. Rather, we have defined the competitive market for our

Mr. Michael Clampitt, Senior Counsel
U.S. Securities and Exchange Commission
October 4, 2011

executives (other than our Chief Executive Officer) to include the group of non-depository financial services institutions with approximately $20 billion in assets that are represented in broad-based survey data provided by the Economic Research Institute (“ERI”). As discussed on page 122 of the 2010 10-K, the ERI database consists of both proxy statement information for over 200 institutions and a compilation of compensation data obtained from numerous other sources, including subscriber-provided data and purchased surveys. While the information gathered from proxy statements can be attributed to specific companies, individual organizations that otherwise participate in the database compilation cannot be specifically identified. Using regression analysis and the ERI software database, our compensation consultant statistically approximates the market survey data for the requested executive positions at those non-depository financial services institutions with approximately $20 billion in assets that are represented in the survey data. The Bank has not sought to identify specific companies (other than the other 11 FHLBanks) against which to benchmark its compensation nor is it possible to obtain a list of all of the companies represented in the survey data. In future filings, in order to further clarify the data used in our compensation analysis, we will modify our disclosure on page 120 to state the following (added text is underlined):

The Committee and Board of Directors have defined the competitive market for our executives (other than Mr. Smith) as the other 11 Federal Home Loan Banks (each individually a “FHLBank” and collectively with us, the “FHLBanks” and, together with the Office of Finance, a joint office of the FHLBanks, the “FHLBank System”) and non-depository financial services institutions with approximately $20 billion in assets as represented by broad-based survey data provided by the Economic Research Institute (“ERI”).
Form 10-Q for the Quarterly Period Ended June 30, 2011
Management’s Discussion and Analysis of Financial Condition
Overview — Business, page 35
3.	We note Standard and Poor’s Rating Service lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management’s view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):
•	Address management’s view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;
To date, Standard & Poor’s downgrades of the Bank’s long-term counterparty credit rating and the long-term credit rating of the FHLBank System’s consolidated obligations have not had any noticeable impact on the Bank. Specifically, these ratings actions have not had any impact on the Bank’s ability to access the capital markets, nor have such ratings actions had any noticeable impact on the Bank’s funding costs. While there can be no assurances about the future, management does not currently expect these ratings actions to have a material impact on the Bank in the foreseeable future. A discussion of management’s expectations will be included in the

Mr. Michael Clampitt, Senior Counsel
U.S. Securities and Exchange Commission
October 4, 2011

Bank’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “Third Quarter 10-Q”).

In response to Standard & Poor’s ratings actions, we updated one of the risk factors included in the Bank’s 2010 10-K. This update begins on page 79 of the Second Quarter 10-Q. We intend to include a similar update in the Bank’s Third Quarter 10-Q.

•	Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade; for example, quantify any additional collateral required to be delivered to derivative counterparties;

Until recently, the Bank was a party to one agreement that potentially could have been impacted by the downgrade of the Bank’s long-term credit rating. Prior to September 23, 2011, the Bank had an agreement with one of its derivative counterparties that would have required the Bank to deliver collateral to the counterparty if there had been a deterioration in the Bank’s long-term credit rating to AA+ or below by Standard & Poor’s or Aa1 or below by Moody’s Investors Service and the Bank had lost its status as a government-sponsored enterprise (“GSE”). Because the Bank’s status as a GSE has not changed, Standard & Poor’s downgrade did not have any impact on the collateral requirements associated with this agreement. The provisions of this agreement are described in Note 8 to the Bank’s quarterly financial statements included in its Second Quarter 10-Q (specifically, on page 26 of that report) and in the footnotes to the financial statements included in previous filings, including the Bank’s 2010 10-K. On September 23, 2011, the Bank terminated the derivative instruments that were subject to this agreement for reasons unrelated to the downgrade. Because this agreement has been disclosed in the Bank’s previous filings and there are no other contracts, covenants or other agreements that might be impacted by the downgrade, we do not believe that any additional disclosure is necessary.

•	Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and

As disclosed in Note 3 to the quarterly financial statements included in the Bank’s Second Quarter 10-Q, substantially all of the Bank’s investment securities are issued or guaranteed by entities whose credit ratings were downgraded from AAA to AA+ in connection with the downgrade of the long-term sovereign credit rating of the U.S. from AAA to AA+. To date, we have not observed a decline in the fair value of these securities as a result of the downgrades. If the downgrades have a noticeable and meaningful impact on the Bank’s investment portfolio in future periods, we will provide appropriate disclosure in the Bank’s periodic reports.

Federal Housing Finance Agency (“FHFA”) regulations limit the Bank’s investments in non-MBS obligations of any single GSE to the lesser of the Bank’s total capital or the GSE’s total capital at the time new investments are made provided the issuer has a triple-A credit rating. Typically, the Bank’s total capital is the lower of the two measures. The Bank is not required to sell any previously purchased investment securities that were in compliance with the applicable limit at the time of purchase. Under the regulations, the recent downgrades of the GSEs’ credit ratings would appear to have reduced the Bank’s capacity to invest in the non-MBS obligations of Fannie Mae, Freddie Mac and the Federal Farm Credit System, among other GSEs, to an amount

Mr. Michael Clampitt, Senior Counsel
U.S. Securities and Exchange Commission
October 4, 2011

that could not exceed 14 percent of the Bank’s total capital at the time new investments are made. However, notwithstanding the GSE downgrades, the FHFA recently informed the Bank that it continues to be permissible to invest in the non-MBS obligations of any GSE provided such investments in any single GSE do not exceed the lesser of the Bank’s total capital or that GSE’s total capital (taking into account the financial support provided by the Department of the Treasury). The effect of this FHFA guidance is that the Bank’s GSE investment capacity has not been reduced as a result of the downgrades and, accordingly, the disclosure on page 10 of the Bank’s 2010 10-K continues to be accurate. In the event the FHFA’s recent guidance is rescinded at some point in the future, we would include disclosure to that effect in the appropriate periodic report.

The Bank does not hold as investments any consolidated obligations for which other FHLBanks are the primary obligors nor are such investments a part of the Bank’s current investment strategy.

•	Address any impact that the downgrade had on any other financial instruments measured at fair value.

The Bank measures its trading securities (comprised solely of a small balance of mutual fund investments associated with the Bank’s non-qualified deferred compensation plans), derivative assets and liabilities, and certain optional advance commitments at fair value. To date, we have not observed any material impact on the fair values of these instruments as a result of the downgrade of the Bank’s counterparty credit rating.
4.	Please revise your future filings to change the name of the non-GAAP measures to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. For example, removal of the impact of your derivative related activities in arriving at “core” earnings implies that these activities are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe these non-GAAP measures, eliminating the use of the word “core” in its entirety. Also, please consider providing a discussion of what encompasses your routine operations or core businesses in future filings as well.

The Bank manages its business in a manner to achieve certain results, which can be masked by the variability caused by market fluctuations (e.g., transitory gains and losses associated with the Bank’s derivatives and hedging activities) and recurring, but less frequent items such as prepayment fees and gains and losses associated with the retirement or transfer of debt. Therefore, management has historically used the term “core earnings” to enhance a reader’s understanding of the impact that higher and lower interest rate environments would be expected to have on our profitability absent the items listed in our periodic filings. While the Bank does not present a non-GAAP measure in its filings, in future filings, we will refer to our core earnings as “adjusted earnings” so as not to imply that the excluded items are not part of our routine operations. The overview section of Management’s Discussion and Analysis beginning on page 35 of the Bank’s Second Quarter 10-Q provides a brief discussion of our routine operations (including our use of interest rate exchange agreements). An expanded discussion of the activities that comprise our routine operations is provided in the Business section of the Bank’s 2010 10-K. Management believes these discussions are adequate to provide readers with a sufficient understanding of our business activities.

Mr. Michael Clampitt, Senior Counsel
U.S. Securities and Exchange Commission
October 4, 2011

We acknowledge that:
•	The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses, please contact me at (214) 441-8535.
Sincerely,
/s/ Tom Lewis
Tom Lewis
Senior Vice President and Chief Accounting Officer